FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 3

to
ANNUAL REPORT OF
REPUBLIC OF SOUTH AFRICA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2003

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Amounts as to
	which	Names of
	registration	exchanges on which
Title of Issue	is effective	registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

WILLIAM F. GORIN, ESQ.
Cleary, Gottlieb, Steen & Hamilton
1 Liberty Plaza
New York, New York 10006

*      The Registrant is filing this annual report on a voluntary basis.

Explanatory Note
SIGNATURE
EXHIBIT INDEX
PRICING AGREEMENT
FORM OF NOTES
OPINION OF ADVOCATE ENVER DANIELS S.C.
OPINION OF CLEARY, GOTTLIEB, STEEN & HAMILTON
TAX OPINION OF CLEARY, GOTTLIEB, STEEN & HAMILTON
POWER OF ATTORNEY
POWER OF ATTORNEY
LIST OF EXPENSES

Explanatory Note

     This amendment (the “Amendment”) to the Annual Report on Form 18-K (the “Form 18-K”) of the Republic of South Africa (the “Republic”) for the year ended March 31, 2003, is comprised of the following exhibits relating to the global bond offering of US$1,000,000,000 of the Republic’s 6.50% Notes due June 2, 2014 (the “Notes”):

Exhibit 1	Conformed copy of the Pricing Agreement, dated May 25, 2004, between the Republic of South Africa and Barclays Capital Inc. and J.P. Morgan Securities Inc., as representatives for the several underwriters listed in Schedule I thereto.

Exhibit 4	Form of 6.50% Notes due June 2, 2014.

Exhibit 5.1	Opinion of Advocate Enver Daniels S.C., The Chief State Law Adviser of the Republic of South Africa.

Exhibit 5.2	Opinion of Cleary, Gottlieb, Steen & Hamilton.

Exhibit 8	Tax Opinion of Cleary, Gottlieb, Steen & Hamilton.

Exhibit 24.1	Power of Attorney, dated May 14, 2003.

Exhibit 24.2	Power of Attorney, dated May 14, 2003.

Exhibit 99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on the 21st day of June 2004.

REPUBLIC OF SOUTH AFRICA
By:	/s/ Phakamani Hadebe
Phakamani Hadebe
Attorney-in-fact for Trevor Manuel Minister of Finance National Treasury Republic of South Africa

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EXHIBIT INDEX

Exhibit	Description

1	Conformed copy of the Pricing Agreement, dated May 25, 2004, between the Republic of South Africa and Barclays Capital Inc. and J.P. Morgan Securities Inc., as representatives for the several underwriters listed in Schedule I thereto.

4	Form of 6.50% Notes due June 2, 2014

5.1	Opinion of Advocate Enver Daniels S.C., The Chief State Law Adviser of the Republic of South Africa

5.1	Opinion of Cleary, Gottlieb, Steen & Hamilton

8	Tax Opinion of Cleary, Gottlieb, Steen & Hamilton

24.1	Power of Attorney, dated May 14, 2004.

24.2	Power of Attorney, dated May 14, 2004.

99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes.

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